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                              April 22, 2024

       Meeta Vyas
       Chief Financial Officer
       NanoViricides, Inc
       1 Controls Drive
       Shelton, CT 06484

                                                        Re: NanoViricides, Inc
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            Response dated
April 9, 2024
                                                            File No. 001-36081

       Dear Meeta Vyas:

              We have reviewed your April 9, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Item 1: Business
       The NanoViricide Platform Technology in Brief, page 5

   1. We note your response to prior comment 1 and reissue. Statements that conclude your clinical trials
demonstrated the "safety" or "efficacy" of your product candidates are improper without
regulatory approval, as conclusions related to safety and efficacy are within the sole
authority of the FDA and comparable foreign regulators. In future filings, please discuss the
objective results of your pre-clinical and clinical trials without concluding that such
results demonstrate that your product candidates are safe or effective.
              Please contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
       Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.
 Meeta Vyas
NanoViricides, Inc
April 22, 2024
Page 2

FirstName LastNameMeeta Vyas      Sincerely,
Comapany NameNanoViricides, Inc
                                  Division of Corporation Finance
April 22, 2024 Page 2             Office of Life Sciences
FirstName LastName